China Clean Energy Inc.

20 Sterling Circle

Suite 204

Wheaton, Illinois 60187

June 10, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.
Washington, D.C. 20549

Attention: Dorine Miller and Jay Ingram

Re:

China Clean Energy Inc. (the “Company”)
Post-Effective Amendment No. 2 to Registration Statement on Form  S-1

File No. 333-149018

Ladies and Gentlemen:

The Company hereby acknowledges that:

•

in declaring the above referenced filing effective, the Commission is not foreclosed from taking any action with respect to such filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please call Rick Werner of Haynes and Boone, LLP, counsel to the Company, at 212-659-4974.

Sincerely,

CHINA CLEAN ENERGY INC.

By:	/s/ Shannon Yan
Name: Shannon Yan
Title: Interim Chief Financial Officer